

Investment Objectives

Consistent cash distributions and profit share

Solid income through secured investments

Highlights

- Targeted 8% annual preferred return, paid monthly
- 80/20 profit share to investors in addition to the 8% annual return
- Loans made by the fund are secured by liens on physical real estate
- Successful management track record

Secured Real Estate Income Fund II, LLC
2105 South Bascom Ave. #190
Campbell, CA 95008



Fund Strategy

- The Fund lends capital to professional developers of commercial and residential real estate projects
- For each loan the Fund makes physical real estate is pledged as collateral via a lien or mortgage
- The Fund receives interest from the borrower, loan origination points and in some cases a share of the profits when the loan is refinanced or the property is sold
- When the borrower repays the loan, the Fund releases the lien or mortgage on the property

Management Team Track Record

- $150m+ in real estate transactions completed since 2011
- 130 real estate loans made - $33.8m originated from the Management's investor base in the two year period to April 2016
- GCA Equity Partners' California Real Estate Fund - 12.1 % annual return to investors since inception in March 2012 (GCA Equity Partners is one of the Managing Members of the Fund)

Security

- All loans are secured by 1st and/or 2nd position liens against physical real estate
- Typically 70% loan to completed value – leaves a 30% cushion in case of a downturn
- Loan capital paid out to the borrower in stages
- All projects actively managed by the project management team
- The Fund underwrites the project and the borrower

Secured Real Estate Income Fund II, LLC
2105 South Bascom Ave. #190
Campbell, CA 95008

Matthew Sullivan tel. (714) 369-7812
msullivan@SecuredRealEstateFunds.com

Tom Braegelmann tel. (320) 250-4727
thomas@SecuredRealEstateFunds.com

www.SecuredRealEstateFunds.com